[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  The Sports Authority Inc.
  Green Equity Investors IV, L.P. and certain affiliates
  Schedule 13E-3
  Filed February 15, 2006
  File No. 5-52251

  Schedule 14A
  Filed February 15, 2006
  File No. 001-31746

Dear Ms. Murphy:

        On behalf of our client, The Sports Authority, Inc. ("Sports Authority" or the "Company"), we have set forth below the responses of the Company and, as applicable, Green Equity Investors, IV, L.P., GEI Capital IV LLC, Slap Shot Holdings Corp. and SAS Acquisition Corp. (collectively, the "Leonard Green Entities") to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in their letter of March 10, 2006 to Messrs.

Celeste M. Murphy, Esq.
March 17, 2006

Richard D. Katcher and Trevor S. Norwitz. The Company and the Leonard Green Entities and are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 1 to Schedule 13E-3 ("Amendment No. 1"). The Revised Proxy and Amendment No. 1 reflect Sports Authority's and, as applicable, the Leonard Green Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to a number of the comments, the Company and, as applicable, the Leonard Green Entities, have agreed to change or supplement the disclosures in the Revised Proxy and Amendment No. 1. They are doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The information provided in response to the Staff's comments has been supplied by the Company and, as applicable, the Leonard Green Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Leonard Green Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that neither the Company nor the Leonard Green Entities may assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Leonard Green Entities. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Revised Proxy.

General

1.
We note your disclosure that between January 23 and January 25, 2006, four putative class action complaints seeking injunctive relief were filed on behalf of public stockholders of Sports Authority in the Court of Chancery of the State of Delaware in and for New Castle County, naming, among others, Sports Authority and members of Sports Authority's board of directors. Please provide us with supplemental copies of all pleadings.

  We respectfully note for the Staff that copies of each of the complaints relating to the aforementioned actions were previously filed as exhibits to the Schedule 13e-3. We hereby supplementally confirm to the Staff on behalf of the filing persons that we will supplementally provide the Staff with copies of all pleadings relating to the aforementioned actions.

Celeste M. Murphy, Esq.
March 17, 2006

Schedule 13E-3

2.
You disclose that members of Sports Authority's senior management will invest specific dollar amounts in the Slap Shot Holdings Corp., the buyer of the company, and that these executives will remain with the company. You also disclose that it is anticipated that the current management of Sports Authority with hold substantially similar positions with the surviving corporation after completion of the merger. It appears that the members of management making equity investments in the buyer and remaining with the company should be named as filing persons on the cover page of the Schedule 13E-3. Refer to Section II.D.3. of our Current Issues Outline dated November 14, 2000, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise or revise.

  The filing parties respectfully submit that they do not believe this transaction raises the concerns that Rule 13e-3 was intended to protect against, because this was a transaction negotiated between the Leonard Green Entities, on the one hand, which own, and at all relevant times owned, a negligible interest in Sports Authority, and the Special Committee of independent directors of Sports Authority, on the other hand (which constitutes all of the directors of the company other than one affiliate of Leonard Green and one management representative, neither of whom participated in the deliberations or decision making on behalf of Sports Authority). The Leonard Green Entities had no control over Sports Authority, and the Special Committee had full power and authority to reject any and all proposals by Leonard Green. In short, this was a true arm's length negotiation, untainted by the conflict of interest concerns that Rule 13e-3 was designed to address.

  Although this transaction does not raise the prospects for abuse that Rule 13e-3 was intended to protect against, the filing parties determined that there is a possible interpretation of Rule 13e-3(a)(3) under which the proposed transaction may be said to constitute a "13e-3 transaction". To reach such an interpretation, one would have to say that there is a solicitation of proxies "in connection with…a merger…between the issuer [Sports Authority]…and its affiliate" under Rule 13e-3(a)(3)(i)(C). That is to say, for this to be a "13e-3 transaction," one would have to conclude that SAS Acquisition Corp ("SAS") is an affiliate of Sports Authority. The parties do not believe that SAS should be considered an affiliate of Sports Authority because SAS does not control Sports Authority, SAS and all its affiliates (including the Leonard Green Entities) collectively own a negligible interest in Sports Authority, and although one affiliate of SAS, Jonathan D. Sokoloff, sits on the Sports Authority board of directors, he does not control Sports Authority. Moreover, J. Douglas Morton, who is Chairman and Chief Executive Officer of Sports Authority, is not a stockholder or an affiliate of SAS, and will not be one until the closing of the proposed merger. Notwithstanding the parties belief that the foregoing analysis is correct, the parties took into account a possible

Celeste M. Murphy, Esq.
March 17, 2006

  interpretation of Rule 13e-3(a)(3) under which SAS might be considered an affiliate of Sports Authority and, out of an abundance of caution and because the parties determined to provide the full information that would be required in a 13e-3 transaction in any event, decided to file the proxy statement under cover of Schedule 13E-3. The parties are willing to stand by the filing approach they have taken and provide all of the additional 13e-3-level disclosures which have been requested by the Staff and are being submitted herewith, but respectfully submit that their conservative approach should not lead the Staff to seek to cause members of management who have agreed to remain with the Company and to invest in the surviving corporation post-transaction to become additional 13e-3 filing parties. Not only do we believe that is inconsistent with the letter or spirit of the rule, but we believe no additional meaningful information will be provided to shareholders as a result.

  Moreover in order to reach the result that individual managers should be required to file Schedule 13E-3 under Rule 13e-3(c), one would have to conclude not only that the transaction in question is a 13e-3 transaction, but also that the individual managers in question are "engaging in" the transaction. We are aware that the Staff has sometimes taken the position that the senior management of an issuer engaged in a 13e-3 transaction (assuming arguendo that this is such a transaction) may be said to be themselves "engaging" in the 13e-3 transaction, particularly where they will hold a material amount of the surviving company's equity securities, occupy seats on the board and otherwise be in a position to "control" the surviving company. Of course, as the Staff emphasizes in Section II.D.3. of the Current Issues Outline dated November 14, 2000 (the "Current Issues Report"), the resolution of this question "necessarily turns on all relevant facts and circumstances of a particular transaction."

  It is respectfully submitted that based on the facts and circumstances in this case, even if there is a 13e-3 transaction, the management representatives of Sports Authority who have been requested and have agreed to remain with the Company should not be deemed to be engaging in the 13e-3 transaction. There are several relevant factors highlighted in the Current Issues Report that we would bring to the Staff's attention to justify this conclusion including: (i) the management teams' involvement in the negotiations with the Leonard Green Entities was limited to the terms of their future employment and their equity participation in the transaction; and (ii) all other aspects of the transaction were negotiated by the Special Committee comprised entirely of independent directors. However, in addition to these important points we would note that: (i) after the consummation of the transaction, the Leonard Green Entities will control the combined company by virtue of their stock ownership and control of the board of directors and although Mr. Morton is expected to be on the board of directors after the closing he will in all cases be outnumbered by the Leonard Green designees; (ii) no representatives of management other than Mr. Morton are expected to be directors of the surviving corporation; (iii) the management team currently owns a negligible amount of Sports Authority equity securities and there are no significant shareholders who have

Celeste M. Murphy, Esq.
March 17, 2006

  entered into voting agreements in support of the transaction, with the result that the full power to approve or reject the transaction resides with Sports Authority's public shareholders (who will have the benefit of the Special Committee's recommendation); (iv) the management representatives are not expected to hold a "material" amount of the surviving company's fully-diluted equity securities (Mr. Morton will own approximately 2.8% of the surviving corporation's fully-diluted equity securities, no other member of management will own in excess of 1.1% and the entire executive management team will own approximately 6.37% in the aggregate); and (v) the members of the Sports Authority management team who will be remaining with the Company are doing so at the buyer's insistence, were not involved in initiating or planning the transaction and were only permitted to engage in negotiation of their individual involvement at a late stage in the process, certainly well after the purchase price had been agreed to in principle (as the Background of the Merger section of the proxy statement explains). Thus, what distinguishes this transaction from many more typical "going-private" transactions is the fact that the management team was in reality a passive element in a true "arm's length" negotiation between the buyer and the independent directors of the target company.

  For all of the above reasons, the filing persons respectfully advise the Staff that they do not believe that any of the members of the Sports Authority management team should be considered to be "engaging" in a Schedule 13e-3 transaction, even assuming arguendo that such a transaction exists (which for the reasons explained above the filing persons believe it does not).

3.
Note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3. In light of the fact that you may add significant new and material information as to additional filing persons, advise how you intend to disseminate the revised proxy statement.

  The filing persons each confirm their understanding that each filing person must satisfy the disclosure, dissemination and timing requirements of Rule 13e-3. We supplementally advise the Staff that the filing persons are concurrently filing via the Edgar system with this letter the Revised Proxy and Amendment No. 1 and until the Staff has cleared each of the Proxy Statement and the Schedule 13e-3, the filing persons do not intend to disseminate either of such documents to the Company's shareholders.

Schedule 14A

General

4.
On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

Celeste M. Murphy, Esq.
March 17, 2006

  We hereby confirm on behalf of the Company that the proxy statement will be provided to the Company's shareholders at least 20 business days prior to the date of the special meeting.

5.
Please add reference page numbers to your table of contents.

  We apologize to the Staff for this error and note that page numbers appeared in the draft proxy statement prior to its filing via the Edgar system. The Revised Proxy has been amended to add reference page numbers to the table of contents in response to the Staff's comment.

Summary Term Sheet, page iii

6.
Discuss all voting agreements and the percentage of votes represented by the parties to these agreements, at the individual and aggregate levels, here and at your "Q&A" on page vii addressing how many votes the company knows will be voted in favor of the merger.

  The filing persons supplementally advise the Staff that there are no voting agreements in existence relating to the proposed transaction other than the Leonard Green Entities' commitment in the merger agreement to vote shares under their control in favor of the merger, as is disclosed in the Revised Proxy. The disclosure on pages iv and vii of the Revised Proxy has been amended to clarify the number of shares subject to the foregoing covenant as well as the percentage of the outstanding shares of Sports Authority common stock such shares represent. We respectfully advise the Staff that such number is negligible.

Questions and Answers about the Merger and the Special Meeting, page 6

7.
Please include a Q&A regarding members of the board and management who have different interests in the merger. Disclose the continuing equity and voting interests of senior management in the surviving company, and that these officers and directors will finance such interest using proceeds of agreements with the company. Disclose that most of the current executive officers of Sports Authority will continue as executive officers of the surviving corporation and list the board members of the company to be designated by the buyer for the board of the surviving company, if any. In addition, you should provide a cross-reference to the appropriate section on interests of officers and directors in the merger.

  The disclosure on pages ix and 5 of the Revised Proxy has been revised in response to the Staff's comment.

8.
We note your disclosure on page 4 that shareholders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet

Celeste M. Murphy, Esq.
March 17, 2006

  voting procedures. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

  The disclosure on page 4 of the Revised Proxy has been revised in response to the Staff's comment, although we supplementally advise the Staff that the password necessary to access the website is specific to each Company shareholder and therefore cannot be included in the proxy statement but will be included on each stockholder's proxy card. We further supplementally advise the Staff that granting proxies electronically is permitted under Section 212 of the Delaware General Corporation Law.

Special Factors, page 6

9.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by Merrill Lynch and any other outside parties during the course of the meetings you have described, and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the discussions and file any written reports that Merrill Lynch provided in connection with the various meetings, including but not limited to, on November 17, 2005, December 6, 2005, December 20, 2005, January 5, 2006, and January 22, 2006.

  We supplementally advise the Staff that Merrill Lynch made preliminary presentations concerning the transaction to the Special Committee on November 17, December 6 and December 20, 2005. The materials associated with these presentations contained substantially the same analysis regarding the proposed merger as contained in the materials associated with Merrill Lynch's final presentation made to the Sports Authority board of directors and the Special Committee on January 22, 2006. The material terms of the January 22, 2006 final presentation are summarized in the section entitled "Special Factors—Opinion of Sports Authority's Financial Advisor." As such, we respectfully submit that providing detailed summaries of these preliminary presentations would be unnecessarily duplicative and potentially confusing to stockholders, without providing additional material information to assist stockholders in making an informed decision regarding the proposed merger. However, in order to be responsive to the Staff's comment, we are filing these materials as exhibits to Amendment No. 1.

Celeste M. Murphy, Esq.
March 17, 2006

10.
Please name the members of the 2004 and 2005 special committees. We note your description of your use of the term "Board" on page 8 that means the board of directors other than those directors who are members of Sports Authority's management or affiliated with Leonard Green, each of whom recused himself from the deliberations and the vote with respect to the merger, as the Board. You state on page 6 that the company's board of directors formed a special committee consisting of all the members of the company's board of directors not affiliated with management or Leonard Green to evaluate the offer. Therefore, your definitions of "Board" and "Special Committee" seem to be one in the same. Please clarify.

  The disclosure on pages 8 and 9 of the Revised Proxy has been revised in response to the Staff's comment. We supplementally advise the Staff that the Special Committee and the Company's board of directors consisting of all the members of the Company's board of directors not affiliated with management or Leonard Green are comprised of the same individuals. We further supplementally advise the Staff that because under Delaware law, the transaction must be approved by the Company's board of directors, the disclosure must properly provide that the transaction was approved by the Company's board of directors and accordingly, it is the Company's board of directors that is making the recommendation that the Company's stockholders approve the transaction. We trust that the added disclosure now clarifies any misunderstanding.

11.
Please disclose any limitations placed on the authority of the special committee. We note the disclosure by the buyers on page 11 that the special committee "was given exclusive authority to, among other things, review, evaluate and negotiate the terms of the proposed merger."

  The disclosure on page 11 of the Revised Proxy has been revised to provide that no limitations were placed on the authority of the Special Committee.

12.
On page 12 you disclose that the special committee "retained Merrill Lynch to act as its financial advisor in connection with its analysis and consideration of the various strategic alternatives available to Sports Authority, including the merger." Please briefly describe the alternatives considered and state the reasons for their rejection. See Item l013(b) of Regulation M-A.

  The disclosure on pages 10 and 15 of the Revised Proxy has been revised in response to the Staff's comment.

13.
Please revise to clarify the entirety of the company's and its advisors attempts at market testing and the results of same. Disclose the extent of the discussion with any parties during all periods and disclose how many of these parties expressed interest in exploring a potential transaction with Sports Authority. Discuss whether any party expressed a concern regarding the ability to explore a transaction due to

Celeste M. Murphy, Esq.
March 17, 2006

  the relatively short "market test" period permitted by the merger agreement. In this respect, tell us the company's response, including any extensions considered by the company or requested from any parties to the merger agreement. We note your statement on page 8 that On Monday, January 23, 2006, pursuant to the solicitation provisions in the merger agreement, Merrill Lynch contacted certain potential acquirers that they had identified and discussed with the special committee and that information regarding the company was provided to them.

  The disclosure on page 9 of the Revised Proxy has been revised in response to the Staff's comment. We supplementally advise the Staff that the active solicitation period did not limit the length of time during which the Company and potential bidders were permitted to discuss and negotiate a competing transaction. The 20-day limitation only restricted the Company's ability to actively solicit competing bidders. The Special Committee was empowered under the merger agreement to deem a potential bidder as an Excluded Party (provided that certain conditions were met) which would permit the Company to continue discussions and negotiations beyond the end of the active solicitation period. For that reason, once the effect of the provision was explained to potential bidders, no potential bidder indicated that the length of the solicitation period affected their interest or ability to submit competing bids.

14.
Disclose the nature of the December 6, 2006 discussion regarding the benefits and risks of conducting an auction for the company as opposed to conducting a reasonable post-signing market check. Describe who first initiated such suggestions and the discussions of what each measure should consist of. For example, state whether the consideration of a market check was restricted to "post-signing," what measures would be required of a "reasonable" post-signing market check, whether both measures were suggested, or considered to be mutually exclusive, etc. Further, disclose what became of the consideration of the auction.

  The disclosure on page 7 of the Revised Proxy has been revised in response to the Staff's comment. The filing parties also respectfully advise the Staff that the "market test" provision negotiated by the Special Committee and acceded to by the Leonard Green Entities is not required under Delaware law and provides safeguards beyond prevailing market practices. Specifically, the "market test" goes significantly further than the typical "fiduciary out" provision found in the vast majority of merger agreements that prohibit any active solicitation of competing transactions to ensure that Sports Authority's stockholders receive the best price available.

15.
Name the executives who comprise the "Reinvesting Management" and list their positions at the company.

  The disclosure on page 9 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

Fairness of the Merger: Recommendation of Sports Authority's Board of Directors, page 8.

16.
Name the directors you are excluding from your use of the term "board" in stating the board's fairness determination and recommendation. Consider naming the board members who are making the determination and recommendation, who are considered to be disinterested.

  The disclosure on page 9 of the Revised Proxy has been revised in response to the Staff's comment.

17.
Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of "the Rule 13e-3 transaction" to "unaffiliated security holders." Your disclosure throughout your document states that the special committee and the board determined that the merger is fair to the Sports Authority stockholders, which are different concepts. Please revise throughout the disclosure materials, here and in the other filing persons fairness determination sections, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

  The disclosure in the Revised Proxy has been revised in response to the Staff's comment. We supplementally advise the Staff that Merrill Lynch and the Board each believe that the fairness opinion provided by Merrill Lynch is an opinion as to the fairness of the merger consideration to Sports Authority's unaffiliated security holders. In response to the Staff's comment, the disclosure on page 10 of the Revised Proxy has been revised to clarify this. As described above, in the present transaction, the number of shares that is held by security holders who are considered "affiliated" with Sports Authority is negligible.

18.
We note your disclosure that between January 23 and January 25, 2006, four putative class action complaints were filed on behalf of public stockholders of Sports Authority in the Court of Chancery of the State of Delaware in and for New Castle County, naming, among others, Sports Authority and members of Sports Authority's board of directors. The complaints allege, among other things, that the directors of Sports Authority breached their fiduciary duties in connection with the proposed transaction by failing to maximize stockholder value and by approving a transaction that purportedly benefits Sports Authority senior management at the expense of Sports Authority's public stockholders. State whether the board reconvened to consider the allegations in these complaints possibly affecting the fairness determination and what consideration, if any, the board gave to the allegations, including, but not limited to the allegation that the company failed to provide an opportunity for a reliable market check in valuing the transaction.

Celeste M. Murphy, Esq.
March 17, 2006

  The disclosure on page 33 of the Revised Proxy has been revised in response to the Staff's comment. We also respectfully refer the Staff to the responses to comments 13 and 14 above.

Procedural Fairness, page 9

19.
We note that Merrill Lynch, the special committee's financial advisor has both current and prior business relationships with Sports Authority, Leonard Green and their respective affiliates. Please disclose what consideration the board gave to this possible conflict and state whether or not the special committee retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of the negotiating the going-private transaction and/or preparing a report concerning the fairness of the transaction. See Item 1014(d) of Regulation M-A. Your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the apparent absence of the safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.

  The disclosure on page 6 of the Revised Proxy has been revised in response to the Staff's comment. We supplementally advise the Staff that the purpose for establishing the Special Committee and granting it the exclusive authority to review, evaluate and negotiate the terms of the transaction on behalf of the Company was to ensure that the Company's unaffiliated security holders were adequately represented by disinterested, fully-empowered persons. Indeed, since the overwhelming majority of the Board was disinterested, the transaction could have been effected without using a special committee, by simply having the two conflicted directors recuse themselves. None of the members of the Special Committee has any financial interest in the merger that is different from the Company's unaffiliated security holders generally. Further, the Special Committee engaged Wachtell Lipton as legal counsel and Merrill Lynch as financial advisor to advise the Special Committee in their efforts to represent the Company's unaffiliated security holders. For these reasons, neither the Company nor the Special Committee considered it necessary or appropriate to retain additional unaffiliated representatives to act solely on behalf of the Company's unaffiliated security holders for the purposes of negotiating the transaction and/or preparing a report concerning the fairness of the transaction.

20.
Further, your discussion of procedural fairness should specifically address whether or not the Rule l3e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

Celeste M. Murphy, Esq.
March 17, 2006

  The disclosure on page 10 of the Revised Proxy has been revised in response to the Staff's comment.

21.
Tell us whether Wachtell Lipton, legal advisor to the special committee, has any current or prior business relationships with Sports Authority, Leonard Green or their respective affiliates.

  We supplementally advise the Staff that Wachtell Lipton's prior relationship with Sports Authority is limited to its representation in connection with Leonard Green's proposal to acquire the Company in 2004. Wachtell Lipton has never represented Leonard Green or any of its private equity funds nor, to its knowledge, has it ever represented any of its or their affiliates.

22.
We note that in making its fairness determination, the board considered the opinion provided by Merrill Lynch that the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the "Company's shareholders (other than Leonard Green and its affiliates)." See page 8. Clarify whether the fairness finding of Merrill Lynch addressed the fairness of the price of the Rule 13e-3 transaction to unaffiliated security holders. See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Merrill Lynch, addressed to "Company's shareholders (other than Leonard Green and its affiliates)," to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

  The disclosure on page 10 of the Revised Proxy has been revised in response to the Staff's comment to clarify that the fairness opinion provided by Merrill Lynch is equivalent to an opinion that the merger consideration is fair to Sports Authority's unaffiliated security holders and to that end, the Board believes that the merger consideration is fair to the Company's unaffiliated security holders. As earlier noted, in the present transaction, the number of shares held by security holders who are considered "affiliated" with Sports Authority is negligible.

23.
We note that the board considered the fact that the transaction will be subject to the approval of Sports Authority stockholders and that Leonard Green and its affiliates, together with Sports Authority's management, do not own a significant enough interest in the voting shares of Sports Authority to substantially influence the outcome of the stockholder vote. State the voting interest held by this group, in the aggregate and on the individual basis.

  The disclosure on page 11 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

24.
Please state the basis for the board's belief that "it was unlikely that Sports Authority stock would trade in excess of $37.25 in the near term." See page 10. You should describe all board consideration on such issue.

  The disclosure on page 10 of the Revised Proxy has been revised in response to the Staff's comment.

25.
We note, on page 10, that "the Board was aware of the interests of the executive officers and directors of Sports Authority described under…" Please identify the interests the board was aware of and describe in detail the consideration of these interests by the board in its determination that the Rule 13e-3 transaction is fair to unaffiliated security holders.

  The disclosure on page 12 of the Revised Proxy has been revised in response to the Staff's comment.

26.
We note that "in analyzing the transaction, the Board relied on the analyses and methodologies used by Merrill Lynch as a whole to evaluate the going concern value of Sports Authority." The going concern value and the board's consideration of it, however, is not stated and described here, and neither is it stated or described in the section describing Merrill Lynch's analysis. Please revise accordingly. To the extent the board seeks to rely on the fairness opinion on Merrill Lynch to satisfy its obligations under Item 1014 of Regulation M-A, it must expressly adopt the analysis and conclusions of that entity.

  The disclosure on page 12 of the Revised Proxy has been revised in response to the Staff's comment. Further, the disclosure on page 12 has been revised to provide that the Board adopted the analysis and conclusions of Merrill Lynch.

27.
Discuss the board's consideration of the nature and extent of the market test period in making its determination that the Rule 13e-3 transaction is fair to unaffiliated security holders.

  In response to the Staff's comment, the disclosure on page 10 of the Revised Proxy has been revised to include additional detail.

Position of Leonard Green Regarding the Fairness of the Merger, page 11

28.
Tell us under what interpretation the Leonard Green Entities would not be affiliates required to express their beliefs as to the fairness of the merger to Sports Authority's unaffiliated security holders. Alternatively, consider deleting the "[u]nder a possible interpretation" phrase.

Celeste M. Murphy, Esq.
March 17, 2006

  In response to the Staff's comment, the filing persons submit that there may be alternative interpretations of the rules governing "going private" transactions, pursuant to which the Leonard Green Entities would not be considered "affiliates" of the Sports Authority (and indeed the filing persons believe that is a better interpretation of the 13e-3 rules). No member, partner or director of any Leonard Green Entity is a member of the senior management of Sports Authority. Further, the Leonard Green Entities and their respective affiliates collectively own only 0.62% of the outstanding shares of Sports Authority stock in the aggregate. Last, although Jonathan D. Sokoloff is a member of Sports Authority's board of directors, the filing persons do not believe that the facts and circumstances relevant to the analysis of affiliate status warrant a conclusion that he is an affiliate of Sports Authority. We note again the paucity of stock ownership, and the fact that the Sports Authority board of directors is sizable, sophisticated, and independent. Mr. Sokoloff is only one member of nine and does not individually have the ability to make any decision on behalf of Sports Authority. Moreover in connection with the merger, Mr. Sokoloff did not participate in any of the deliberations or discussions of the Special Committee nor was he present at any of them, or included in any vote on the transaction. Accordingly, the filing persons believe that none of the Leonard Green Entities "controls, is controlled by, or is under common control with" Sports Authority. The filing persons respectfully advise the Staff, however, that they have complied with the recommendation provisions as if the Leonard Green Entities are affiliates, but given the facts and circumstances, they continue to believe that the contrary position is tenable and preferable, and may thus properly be disclosed.

29.
Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why not is important for a shareholder seeking to understand the board's analysis of this transaction. Please expand to address. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity.

  The disclosure on pages 14 and 15 of the Revised Proxy has been revised in response to the Staff's comment.

30.
Here and in other places in the document, including, but not limited to page 9, please delete the language concerning "arm's length negotiations." References to arm's length negotiations are inappropriate in a going-private transaction.

Celeste M. Murphy, Esq.
March 17, 2006

  The filing persons respectfully disagree with the Staff's view that references to arm's length negotiations are per se inappropriate in the context of going-private transactions. The purpose of establishing a special committee consisting of solely disinterested directors is to ensure that negotiations with the counterparty are conducted on an arm's length basis. To that end, each of the filing persons believe that in this particular case, the "arm's length" characterization is especially appropriate as the buyer owned virtually no interest in the Company, almost the entire board was disinterested and the negotiations relating to the transaction were in fact conducted on an arm's length basis between the Special Committee and its representatives, on the one hand, and Leonard Green and its representatives, on the other hand.

31.
In discussing the procedural fairness of the Rule 13e-3 transaction to unaffiliated security holders, each filing person is required to make the statements found in Item 1014(c)-(e) of Regulation M-A and address each matter in terms of fairness. Please expand the disclosure accordingly.

  The disclosure in the Revised Proxy has been revised in response to the Staff's comment.

Opinion of Sports Authority's Financial Advisor, page 12

32.
State here the opinion of Merrill Lynch. We note, on page 8, that the opinion provided by Merrill Lynch was that the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the "Company's shareholders (other than Leonard Green and its affiliates)."

  We respectfully note for the Staff that the opinion of Merrill Lynch was included on page 12 of the preliminary proxy statement filed on February 15, 2006. However, in response to the Staff's comment, we have conformed the description of the Merrill Lynch opinion throughout the Revised Proxy.

33.
Please expand your summary of Merrill Lynch's opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a summary of the instructions given to the advisor by the special committee regarding the preparation of its report and a summary of any limitations imposed by the special committee on the advisor in preparing its report.

  The disclosure in the Revised Proxy has been revised in response to the Staff's comment.

34.
Please eliminate the phrase from second paragraph in bold that the summary of the Merrill Lynch's opinion "is qualified in its entirety" by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used

Celeste M. Murphy, Esq.
March 17, 2006

  other places, such as in the discussion of the Delaware General Corporate Law on page 32 and the merger on page 33. Please revise accordingly.

  The disclosure on pages 15, 37 and 38 of the Revised Proxy has been revised in response to the Staff's comment to eliminate the phrase "is qualified in its entirety".

35.
Please disclose the criteria Merrill Lynch used to determine the comparable companies. For example, disclose how the selected companies compared with Sports Authority in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics Merrill Lynch analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

  The disclosure on page 18 of the Revised Proxy has been revised in response to the Staff's comment to explain that the comparable companies considered by Merrill Lynch included publicly traded companies in the sporting goods retail industry, and that companies that were not considered in the Merrill Lynch analysis were private companies with respect to which no public valuation information was available. The revised disclosure clarifies that the statistics did not factor in the determination as to which companies were "comparable companies."

36.
Similarly, with respect to the selection of the comparable transactions, disclose the criteria Merrill Lynch used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions or involved leveraged buyouts. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

  The disclosure on page 20 of the Revised Proxy has been revised in response to the Staff's comment.

37.
We note your disclosure regarding the various valuation procedures that Merrill Lynch used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the leveraged buyout analysis, explain why particular exit multiples were chosen, as well as why particular desired internal rates of return were used. Please note that these examples are not intended to be an exhaustive list.

  The disclosure on pages 19 and 20 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

Leveraged Buyout Analysis, page 17

38.
Explain why the analysis of the value of Sports Authority in a leveraged buyout scenario was based upon assumptions used by Leonard Green.

  The disclosure on page 20 of the Revised Proxy has been revised in response to the Staff's comment. We supplementally advise the Staff that the analysis of the value of Sports Authority in a leveraged buyout scenario was based upon assumptions used by Leonard Green, only with regards to the capital structure employed by Leonard Green because (a) Merrill Lynch determined, based on its experience in comparable transactions, that the assumptions likely to be used by potential competing bidders as to the capital structure in a potential leveraged buyout of Sports Authority would be comparable to those used by Leonard Green, and (b) by employing the Leonard Green assumptions, Merrill Lynch was able to analyze the full range of value that Leonard Green could be expected to pay for the Company in light of its underlying goals for the transaction. Merrill Lynch used its own estimates of (a) the expected internal rate of returns by a financial buyer such as Leonard Green, (b) the expected EBITDA multiple at the end of the assumed holding period by a financial buyer such as Leonard Green, based on its experience in comparable transactions.

Miscellaneous, page 18

39.
Quantify the total fees received by Merrill Lynch referenced on page 18, including any fees contingent upon consummation of the merger. In addition, describe any material relationship and quantify any compensation received from the company by Merrill Lynch in the preceding two years. See Item 1015(b)(4). Please provide us with a copy of the agreement or agreements retaining Merrill Lynch containing the fee arrangements, on a supplemental basis.

  The disclosure on pages 21 and 22 of the Revised Proxy has been revised in response to the Staff's comment.

Certain Effects of the Merger, page 19

40.
Describe the effects of the Rule 13e-3 transaction on the affiliates, including the equity and voting interests in the continuing company to be held by all members of management who will make equity investments in the company. Because this statement is filed by an affiliate of the subject company, the description required by Item 1013(d) of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in both dollar amounts and percentages.

  The disclosure on page 24 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

41.
We note, from Note 12 to the financial statements in the Form 10-K for the fiscal year ended January 29, 2005, that you have $184.9 million of federal and $355.6 million of state net operating loss carryforwards expiring from 2007 to 2025. In addition, the company also has tax credit carryforwards of $7.1 million, which $3.9 million have no expiration date and $3.2 million expire in varying amounts through 2025. Further, based upon the company's performance, tax planning strategies and management estimates of future taxable income, management believed at such date that it was more likely than not, that all of the company's tax assets including operating loss carryforwards, will be utilized. Please disclose whether the surviving company will be able to utilize that net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

  The disclosure on page 23 of the Revised Proxy has been revised in response to the Staff's comment.

Interests of the Officers and Directors in the Merger, page 24

42.
Name the "certain of Sports Authority's executive officers and directors" who may have interests in the merger that are different from or in addition to the interests of Sports Authority stockholders in general.

  The disclosure on page 29 of the Revised Proxy has been revised in response to the Staff's comment.

43.
Please disclose the expected ownership and voting of each of your officers and directors in the surviving company, in the event they intend to make equity investments in the surviving company. We note the disclosure under "management investors' investment in sports authority" on page 25.

  The disclosure on page 30 of the Revised Proxy has been revised in response to the Staff's comment.

44.
Describe the voting agreements the directors and officers have entered into.

  We refer the Staff to the response to comment #6 above.

Options, page 24

45.
Please use the name and date of each agreement entered into.

  The disclosure on page 29 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

46.
State whether or not this "modification" of Sports Authority options into "Buyer options" includes voting rights. State the number of options currently anticipated to be modified and the percentage voting interest, if any, such "Buyer options" will represent.

  The disclosure on page 29 of the Revised Proxy has been revised in response to the first sentence of the Staff's comment. We respectfully advise the Staff that the information necessary to answer the question posed in the second question of this comment is not currently available.

47.
State whether or not this "conversion" of Sports Authority common stock into "Buyer common stock" includes voting rights. State the number of Sports Authority common stock currently anticipated to be converted and the percentage voting interest, if any, such "Buyer common stock" will represent.

  The disclosure on page 30 of the Revised Proxy has been revised in response to the first sentence of the Staff's comment. We respectfully advise the Staff that the information necessary to answer the question posed in the second question of this comment is not currently available.

48.
Please state whether or not, for those executive officers of Sports Authority who will continue as executive officers of the surviving corporation, their salary, bonus and other compensation will be greater under their new employment agreement. If these benefits will increase, please add this information in summary form in the Q&A section.

  We supplementally advise the Staff that it is not currently contemplated that Sports Authority's executive officers will enter into new employment agreements upon the closing of the transaction. Further, it is not currently contemplated that any such persons will receive greater salaries, bonuses or other compensation following the closing of the transaction.

Employment Agreements, page 26

49.
State the rate of excise tax, as referenced on page 26, and the dollar value of each anticipated benefit.

  The disclosure on page 31 of the Revised Proxy has been revised to state the rate of excise tax although we respectfully advise the Staff that the dollar values of each anticipated benefit has not yet been quantified.

50.
State to which provision you refer in the last paragraph under this heading, when discussing the waiver of "this provision." Describe the effect of the amendments,

Celeste M. Murphy, Esq.
March 17, 2006

  including, but not limited to the benefits to be received by each person, under the employment agreements, as amended.

  The disclosure on page 31 of the Revised Proxy has been revised in response to the Staff's comment.

Summary Financial Information, page 50

51.
Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the proxy statement, including, but not limited to, income per common share, as required by Item 1010(c)(2).

  The disclosure on page 56 of the Revised Proxy has been revised in response to the Staff's comment.

Financial Projections, page 53

52.
Tell us for what use the buyer's financial projections were given to Merrill Lynch and for what in fact such projections were used. Amend this disclosure to separately identify which projections came from management and which projections came from the buyer.

  We supplementally advise the Staff that the financial projections described beginning on page 58 of the Revised Proxy are those of the Company's management and that these financial projections are included in the proxy statement because they were provided to both Merrill Lynch and Buyer. Leonard Green's financial projections were not used by Merrill Lynch in its leveraged buyout analysis, which is described on page 20 of the Revised Proxy. As indicated in response to comment #38, in its leveraged buyout analysis, Merrill Lynch used only the assumptions of Leonard Green as to the capital structure employed by Leonard Green.

Forward-Looking Statements, page 55

53.
The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

  The disclosure on page 60 of the Revised Proxy has been revised in response to the Staff's comment.

Celeste M. Murphy, Esq.
March 17, 2006

54.
You state in this section that, except as required by law, you undertake no obligation to update any forward-looking information contained in this proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

  The disclosure on page 60 of the Revised Proxy has been revised to delete the aforementioned language.

Where You Can Find More Information, page 56

55.
We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting. Neither Rule 13e-3 nor Schedule 13E-3 allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

  The filing persons supplementally advise the Staff that they understand their respective obligations to specifically amend the Schedule 13e-3 to incorporate future filings into the Schedule 13e-3.

Proxy Card

56.
Please clearly mark your proxy card "Preliminary Copy" as required by Rule 14a-6(e)(1).

  The proxy card has been revised in response to the Staff's comment.

Closing Comment

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

Celeste M. Murphy, Esq.
March 17, 2006

  •
  the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company and each of the Leonard Green Entities have authorized us to acknowledge the foregoing on its behalf.

* * * *

Celeste M. Murphy, Esq.
March 17, 2006

        Please do not hesitate to call me at (212) 403-1333 or Benjamin M. Roth at (212) 403-1378 with any questions regarding the foregoing.

Very truly yours,
/s/ Trevor S. Norwitz
Trevor S. Norwitz
  cc:
  Jennifer Bella Maguire, Esq. (Gibson, Dunn & Crutcher LLP)
  Nesa E. Hassanein, Esq.   (The Sports Authority Inc.)